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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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October 11, 2011	Chicago	Paris
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Washington, D.C. 20549	Milan

Re:	Rotech Healthcare Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 000-50940

Dear Mr. Reynolds:

On behalf of our client, Rotech Healthcare Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 29, 2011, received by facsimile on September 30, 2011, to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), filed February 28, 2011. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the Year Ended December 31, 2011

Exhibits

1.	We note that Exhibit 10.11 is missing various exhibits, schedules and/or attachments. Please confirm that you will file Exhibit 10.11 in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K.

Response:

Exhibit 10.11 to the Form 10-K was entered into March 30, 2007, more than two years prior to the period covered by the Form 10-K, and was terminated in October 2010, prior to the year ended December 31, 2011. As a result, Exhibit 10.11 was not material to the Company under Item 601(b)(10) of Regulation S-K when the Form 10-K was filed because the Company had already fully performed the agreement several months earlier, in October 2010. As described on pages 48 and F-17 of the Form 10-K, the Company repaid all of its outstanding indebtedness under the agreement using the proceeds from the Company’s issuance of senior secured notes.

October 11, 2011

With respect to the Company’s material agreements generally, the Company acknowledges the staff’s comment and confirms that, in future filings, the Company will file all exhibits, schedules and/or attachments to material agreements required under Item 601(b)(10) of Regulation S-K.

Part III Information Incorporated By Reference in Schedule 14A Filed April 29, 2011

Election of Board of Directors, page 35

2.	Please confirm that in future filings you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Philip L. Carter should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure. Please provide us draft disclosure.

Response:

The Company acknowledges the staff’s comments with respect to discussion of the experience, qualifications, attributes or skills that led to the conclusion that Mr. Philip L. Carter should serve as a director. The Company confirms that in future filings, including its definitive proxy statement for its upcoming meeting of shareholders, it will provide disclosure substantially in the form of the following:

Philip L. Carter has been President, Chief Executive Officer and a director of the Company since December 2002. From May 1998 to February 2002, Mr. Carter was the Chief Executive Officer and a director of Apria Healthcare Group Inc., then a publicly traded healthcare company. Prior to joining Apria Healthcare Group Inc., Mr. Carter had served as President and Chief Executive Officer of Mac Frugal’s Bargains Close-Outs Inc., a chain of retail discount stores, since 1995. The Board believes that Mr. Carter’s corporate leadership experience and knowledge of the healthcare industry, specifically with respect to publicly traded healthcare companies, make him particularly qualified to guide the Company and provide invaluable insight during deliberations. The combination of his specialized experience leading healthcare companies and his broader retail experience allows Mr. Carter to provide comprehensive, multi-dimensional leadership informed by his professional experience and background, which are beneficial to the Company’s decision making process.

*    *    *    *    *

We are enclosing a letter from Philip L. Carter, Chief Executive Officer of the Company, and Rebecca L. Myers, Chief Legal Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.

October 11, 2011

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Philip L. Carter, Chief Executive Officer
Rebecca L. Myers, Chief Legal Officer
Rotech Healthcare Inc.